

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2019

Kelly Huang
President and Chief Executive Officer
Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, CA 92008

> **Re: Obalon Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 4, 2019**
> **File No. 333-229142**

Dear Dr. Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Fay at 202-551-3812 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: B. Shayne Kennedy, Esq.